A PROFESSIONAL CORPORATION
PHILLIP R. POLLOCK	500 SANSOME STREET	RICHARD TOBIN (1852-1887)
Email: prpollock@tobinlaw.com	EIGHTH FLOOR	ROBERT TOBIN (1875-1889)
	SAN FRANCISCO, CALIFORNIA 94111-3214	CYRIL R. TOBIN (1905-1977)
FACSIMILE (415) 433-3883
(415) 433-1400
June 30, 2006
Susan C. Block, Esq.
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
Amendment No. 2 to Registration Statement on Form S-3/A
Filed: June 13, 2006
File No. 333-132123
Dear Ms. Block:
     On behalf of Sequoia Mortgage Funding Corporation and Sequoia Residential Funding, Inc. (the “Registrants” or the “Depositors”), we are filing pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission via EDGAR Amendment No. 3 to the above-referenced Registration Statement on Form S-3/A.
     Set forth below are our responses to the Staff’s comment letter dated June 29, 2006. For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.
Registration Statement on Form S-3
     General
     1. We note your response to prior comment 1. To avoid confusion, please revise the cover page to specify that the various forms of credit enhancement of the types described are described in the base prospectus, not merely this prospectus.
     Response: We have revised the cover page of the base prospectus accordingly.

Susan C. Block, Esq.
June 30, 2003

     2. We note your response to prior comment 4. We re-issue the prior comment. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
     Response: We confirm that we will file unqualified legal and tax opinions at the time of each takedown.
Prospectus Supplement #1
     Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i
     3. We note your response and revision to our prior comment 7 and we reissue the comment. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but it should not vary or contradict it. Your current disclosure leaves the impression that the supplement may conflict with the base. Please revise.
     Response: We have revised each of the five prospectus supplements to delete the disclosure language to which you refer.
Prospectus Supplement #4
     Cover Page
     4. Please note that the insurance policy referred to on page S-6 should be listed as available credit enhancement on the cover page of the prospectus supplement.
     Response: We have revised the cover page of the Prospectus Supplement #4 accordingly.

Susan C. Block, Esq.
June 30, 2003

Prospectus Supplement #5
     Underlying Credit Support, page S-22
     5. We note that you have added a cross-reference to the base prospectus at page S-8 in response to our prior comment 13. However, it appears that the base contemplates that disclosure regarding cross-collateralization features will be provided in the supplement. Please revise the supplement, including the summary, to include a discussion of the “cross-support features” that will be used or advise.
     Response: In Prospectus Supplement #5, the references to the “cross-support features” are referring to those features as they may be provided for in the terms of the underlying Pooled Securities serving as collateral for the securities being offered by Prospectus Supplement #5. Accordingly, it is not possible or appropriate to include disclosure language in Prospectus Supplement #5 that describes in detail the various forms of cross-support that may be contained in the underlying Pooled Security document. Rather, we have included a general description of cross-support features under “SUMMARY OF TERMS/The Pooled Securities/Allocation of Realized Losses to the Pooled Securities” and under “DESCRIPTION OF POOLED SECURITIES/Underlying Credit Support” in such Prospectus Supplement #5.
Base Prospectus
     Other Purchase and Redemption, page 63
     6. Your response to prior comment 17 has been forwarded to the Division of Investment Management for further review. We may have additional comments.
     Response: We have revised the language under “Other Purchases or Redemption” to delete the concept of redemption at the request of the holders of the offered securities. This should remove any question of the exempt status of the issuing entities under the Investment Company Act pursuant to Rule 3a-7 or Section 3(c)(5)(c) of the Act. However, for purposes of future filings, we would appreciate being advised of the views of the Division of Investment Management to our response to prior comment 17.
     Insurance Policies, Surety Bonds and Guaranties, page 68
     7. Your current disclosure does not indicate if, or how, the demand notes differ from letters of credit. Please explain.
     Response: We have added language under “Letter of Credit or Demand Note” to describe that demand notes differ from letters of credit generally in form only.

Susan C. Block, Esq.
June 30, 2003

     Derivatives, page 72
     8. We note your response to our prior comment 20. Please either delete “credit default swaps” from the base or provide specific disclosure on exactly how the credit default will operate. We note in your response that you provide an example of how the credit default swaps could operate. In the base, please explain exactly what is contemplated, rather than just provide an example.
     Response: We have added language under “Derivatives” to explain exactly what is contemplated by use of credit default swaps.
     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleagues, Eugene C. Payne III at (415) 772-9613 and Stacy K. Stecher at (415) 772-9642.

Very truly yours,

TOBIN & TOBIN

/s/ Phillip R. Pollock

Phillip R. Pollock
PRP/pp

cc:	Daniel H. Morris, Esq.
Attorney-Advisor
Mr. Harold F. Zagunis
Redwood Trust, Inc.